December 26, 2019

Anuja A. Majmudar

Attorney-Advisor

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Canamed4Pets, Inc. Offering Statement on Form 1-A Amendment Filed November 25, 2019 File No. 024-11101

Dear Anuja A. Majmudar, Attorney-Advisor:

On behalf of Canamed4Pets, Inc.(the “Company”), we respond as follows to the Staff’s comment letter, dated November 13, 2019, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Please note that the Company's name has just been changed to Cann American Corp..

Offering Statement on Form 1-A filed October 21, 2019 Risk Factors

Because directors and officers currently and for the foreseeable future will continue to control Canamed4Pets, Inc., page 11

1.	We note your disclosure that the directors, officers and affiliates of Canamed4Pets, Inc. beneficially own a majority of your outstanding common stock voting rights. Please revise this disclosure to also reflect the voting and conversion rights of the outstanding shares of preferred stock held by your sole officer and director.

This has been done.

Our proposed business is dependent on laws pertaining to the marijuana industry, page 12

2.	Please update your disclosure regarding the Cole Memorandum to reflect subsequent developments, including the latest guidance issued by the Department of Justice to federal prosecutors on January 4, 2018 regarding marijuana enforcement.

This has been done.

3. se of Proceeds, page 16

Please revise your offering circular to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

This has been added.

Management, page 27

3.	We note that it appears that Jason Black was appointed as the President and Chief Executive Officer of Indo Global Exchange(s) Pte, Ltd. in May 2019. Please tell us why such business experience is not disclosed in your offering circular. Refer to Item 10(c) of Part II of Form 1-A

This has been added.

Exhibits

4.	We note you state in Part I of your Form 1-A that you have 1,659,991,381 shares of common stock and 2 million shares of preferred stock outstanding and that your jurisdiction of incorporation is Wyoming. Please file as exhibits your complete certificate of incorporation and bylaws as currently in effect, as well as any amendments. The version of the charter you have provided does not reflect your current name and only authorizes 75,000,000 shares of common stock and no preferred stock. In addition, your charter and bylaws reflect the State of Nevada as your jurisdiction of incorporation. Please also file the instruments defining the rights of the preferred stockholder.

These have been filed

5.	We note counsel's opinion only includes 38,000,000 shares and is limited to the laws of the State of Nevada. However, the Company is incorporated in the State of Wyoming. Please provide a legal opinion that covers the laws of the State of Wyoming and includes the 2,000,000,000 shares being offered. For guidance, see Section II.B.I.a. of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm. Similarly, we note that the subscription agreement filed as Exhibit 4.1 provides that the aggregate number of securities sold shall not exceed 38,000,000. However, this is not consistent with the number of shares offered under the offering statement. Please revise.

The opinion has been revised.

General

6.	You disclose on page 20 of the offering circular that you "expect to elect to become" a public reporting company under the Exchange Act upon completion of this offering and thereafter publicly report on an ongoing basis as an "emerging growth company." You also disclose that if you do not elect to become a public reporting company under the Exchange Act, you will be required to file annual and semiannual reports under Regulation A. However, as your offering is a Tier 1 offering under Regulation A, it does not appear that you will have any periodic and current reporting obligations under Regulation A, and you do not appear to be registering a class of securities under the Exchange Act. Please explain your disclosures or revise your filing to reflect the limited reporting requirement for an issuer that has filed an offering statement for a Tier 1 offering that has been qualified under Regulation A, and to clarify that you are not currently registering any class of securities under the Exchange Act.

This has been removed.

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Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

John E. Lux

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